UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GUARANTY BANCORP

(Name of Issuer)

Voting Common Stock, par value $0.001 per share

(Title of Class of Securities)

40075T607

(CUSIP Number)

John M. Eggemeyer

6051 El Tordo

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

Castle Creek Capital Partners IV, LP

6051 El Tordo

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 40075T607		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital Partners IV, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,448,849 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,448,849 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,448,849 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.1% (1)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)                                 See Item 5 hereto.

CUSIP No. 40075T607		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital IV LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,448,849 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,448,849 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,448,849 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.1% (1)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)                                 See Item 5 hereto.

CUSIP No. 40075T607		SCHEDULE 13D

1	Name of Reporting Persons John M. Eggemeyer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,584,358 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,584,358 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,584,358 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)                                 See Item 5 hereto.

CUSIP No. 40075T607		SCHEDULE 13D

1	Name of Reporting Persons J. Mikesell Thomas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,455,992 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,455,992 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,455,992 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.1% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)                                 See Item 5 hereto.

CUSIP No. 40075T607		SCHEDULE 13D

1	Name of Reporting Persons Mark G. Merlo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,455,992 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,455,992 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,455,992 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.1% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)                                 See Item 5 hereto.

CUSIP No. 40075T607		SCHEDULE 13D

1	Name of Reporting Persons John T. Pietrzak

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,455,992 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,455,992 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,455,992 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.1% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)                                 See Item 5 hereto.

CUSIP No. 40075T607	SCHEDULE 13D

Item 1.                                                         Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the voting common stock, par value $0.001 per share (“Voting Common Stock”) of Guaranty Bancorp (the “Issuer” or the “Company”).

Item 2.                                                         Identity and Background

This statement on Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.” The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1 and incorporated herein by reference.

(a)-(c)               The following are the Reporting Persons: Castle Creek Capital Partners IV, LP, a Delaware limited partnership (“Fund IV”) and a private equity fund focused on investing in community banks throughout the United States of America; Castle Creek Capital IV LLC, a Delaware limited liability company (“CCC IV”), whose principal business is to serve as the sole general partner of, and manage, Fund IV; John M. Eggemeyer, J. Mikesell Thomas, Mark G. Merlo and John T. Pietrzak, each a managing principal of CCC IV.  The business address for each of the Reporting Persons is 6051 El Tordo, Rancho Santa Fe, CA 92067.

(d)                                 During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each of Mr. Eggemeyer, Mr. Thomas, Mr. Merlo and Mr. Pietrzak is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds or Other Consideration

The information in Items 4 and 6 is incorporated by reference.

On July 27, 2011, the Company entered into the Series A Convertible Preferred Stock Transaction Agreement, which was amended and restated by the Amended and Restated Series A Convertible Preferred Stock Transaction Agreement, dated August 9, 2011, among the Company, Fund IV and the other Series A Convertible Preferred Stock investors named therein (as further amended, the “2011 Transaction Agreement”).  Pursuant to the 2011 Transaction Agreement, Fund IV acquired 2,485,502 shares of the Company’s non-voting common stock, par value $0.001 per share (the “Non-Voting Common Stock”).  Immediately thereafter, Fund IV converted 2,609,498 shares of Voting Common Stock into an equal number of shares of Non-Voting Common Stock, resulting in Fund IV owning an aggregate of 5,095,000 shares of Non-Voting Common Stock.  In May 2013, the Company’s stockholders approved an amendment to the Company’s Certificate of Incorporation effecting a reverse stock split at a ratio of one-to-five.  Accordingly, immediately prior to the transactions described below, Fund IV was the record and beneficial owner of 1,019,000 shares of Non-Voting Common Stock, which constituted 100% of the Company’s outstanding Non-Voting Common Stock.

As more fully described in Items 4 and 6 below, on December 2, 2016, the Company and Fund IV entered into an Exchange Agreement (the “Exchange Agreement”).  Pursuant to the Exchange Agreement, Fund IV exchanged all 1,019,000 shares of Non-Voting Common Stock owned by Fund IV for 1,019,000 shares of Voting Common Stock (the “Acquired Shares”, and such exchange, the “Exchange”).  Following the Exchange, Fund IV owns 1,448,849 shares of Voting Common Stock, which includes 429,849 shares of Voting Common Stock owned by Fund IV prior to the Exchange.

Item 4.                                                         Purpose of Transaction

The information in Items 3 and 6 is incorporated by reference.

Fund IV acquired the Voting Common Stock in the ordinary course of business because of its belief that the Voting Common Stock represented an attractive investment in accordance with its investment strategy.

Subject to the limitations imposed by the Exchange Agreement and the applicable federal and state securities laws, the Reporting Persons may dispose of the Voting Common Stock from time to time, subject to market conditions and other investment considerations, and may cause the Voting Common Stock to be distributed in kind to investors.  To the extent permitted by the 2011

CUSIP No. 40075T607	SCHEDULE 13D

Transaction Agreement, the Exchange Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Voting Common Stock or associated rights or securities exercisable for or convertible into Voting Common Stock, depending upon an ongoing evaluation of its investment in the Voting Common Stock and securities exercisable for or convertible into Voting Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or investment considerations.

To the extent permitted under the Exchange Agreement and the passivity commitments that Fund IV has provided to the Board of Governors of the Federal Reserve System (the “Federal Reserve”) described in Item 6 below, and applicable laws, the Reporting Persons may engage in discussions with management, the Company’s Board of Directors, other stockholders of the Company and other relevant parties concerning the business, operations, composition of the Board of Directors, management, strategy and future plans of the Company.

The foregoing references to and descriptions of the 2011 Transaction Agreement and the Exchange Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the 2011 Transaction Agreement and the Exchange Agreement, which are attached hereto as Exhibits 2 and 3, respectively, and incorporated herein by reference.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

Item 5.                                                         Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (5)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners IV, LP	1,448,849	5.1%	0	1,448,849	0	1,448,849
Castle Creek Capital IV LLC (1)	1,448,849	5.1%	0	1,448,849	0	1,448,849
John M. Eggemeyer (1) (2)	1,584,358	5.6%	0	1,584,358	0	1,584,358
J. Mikesell Thomas (1) (3)	1,455,992	5.1%	0	1,455,992	0	1,455,992
Mark G. Merlo (1) (3)	1,455,992	5.1%	0	1,455,992	0	1,455,992
John T. Pietrzak (1) (3)	1,455,992	5.1%	0	1,455,992	0	1,455,992

(1)         Castle Creek Capital IV LLC (“CCC IV”) is the general partner of Fund IV.  Mr. Eggemeyer, Mr. Thomas, Mr. Merlo and Mr. Pietrzak are managing principals of CCC IV.  Each of CCC IV, Mr. Eggemeyer, Mr. Thomas, Mr. Merlo and Mr. Pietrzak disclaims beneficial ownership of the Common Stock owned by Fund IV (and Advisors IV, as explained below), except to the extent of its or his pecuniary interest therein.

(2)         In addition to the 1,448,849 shares owned by Fund IV, this includes 52,224 shares of Voting Common Stock owned directly by Mr. Eggemeyer, 7,143 shares of vested restricted stock (“Restricted Stock”) owned by Castle Creek Advisors IV LLC (“Advisors IV”), an affiliate of Fund IV that provides management services to Fund IV pursuant to a management agreement, and 76,142 shares of Voting Common Stock for which Mr. Eggemeyer is sole trustee.  This excludes 1,539 shares of Restricted Stock owned by Advisors IV that will remain unvested as of 60 days after the date hereof.  The Restricted Stock was awarded to Advisors IV on behalf of Mr. Eggemeyer as compensation for his services as a director of the Company.  Mr. Eggemeyer is a managing principal of Advisors IV.

(3)         In addition to the 1,448,849 shares owned by Fund IV, this includes the 7,143 shares of vested Restricted Stock owned by Advisors IV and excludes the 1,539 shares of Restricted Stock owned by Advisors IV that will remain unvested as of 60 days after the date hereof.  Each of Mr. Thomas, Mr. Merlo and Mr. Pietrzak is a managing principal of Advisors IV.

CUSIP No. 40075T607	SCHEDULE 13D

(4)         This calculation is based on 28,350,686 shares of Voting Common Stock outstanding as of December 2, 2016, as reported by the Company.

(c)                                  In addition to the Acquired Shares described herein, Fund IV engaged in the following transaction with respect to the Voting Common Stock during the past sixty days: on November 23, 2016, Fund IV sold 1,000,000 shares at a weighted average price per share of $20.7502 (in multiple open market, broker-assisted transactions ranging from $20.75 to $21.09, inclusive).

(d)                                 Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e)                                  N/A.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 (including without limitation the description of the 2011 Transaction Agreement) is incorporated herein by reference.

The following is a description of certain terms of the Exchange Agreement:

Representations and Warranties.  The Company made customary representations and warranties to Fund IV relating to the Company, its business, the issuance of the Voting Common Stock and exemption from any anti-takeover provisions.  Fund IV also made customary representations and warranties to the Company regarding Fund IV’s valid organization and authorization to enter into the transaction.

Exchange Listing.  The Company agreed to cause the Acquired Shares to be authorized for listing on the NASDAQ and to maintain such listing for so long as any Voting Common Stock is listed.

Transfer Restrictions.  Fund IV acknowledged that it had acquired the Acquired Shares solely for investment purposes with no intent to distribute them to any person in violation of the Securities Act.  Fund IV agreed not to sell or dispose of the Acquired Shares unless doing so was in compliance with the registration requirements or exemptions of the Securities Act and applicable state securities laws.  Subject to compliance with applicable securities laws, however, Fund IV is permitted to transfer, sell, assign or otherwise dispose of the Acquired Shares at anytime, and the Company is required to take steps reasonably requested by Fund IV to facilitate such transfer.

Registration Rights.  The Company agreed to use commercially reasonable efforts to, as soon as practicable but within 15 days of closing, file a registration statement on Form S-3 under the Securities Act (or an amendment or prospectus supplement thereto, as applicable) to permit the resale of all Acquired Shares by Fund IV.  The Company further agreed to use reasonable efforts to have the registration statement (or the amendment or prospectus supplement thereto) declared effective and to keep the registration statement current and effective thereafter for so long as Fund IV is the beneficial owner of the Acquired Shares.

The foregoing reference to and description of the Exchange Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Exchange Agreement, which is attached hereto as Exhibit 3 and incorporated herein by reference.

The following is a description of Fund IV’s Passivity Commitments:

In connection with previous investments in the Company’s Voting Common Stock, Fund IV made certain customary passivity commitments to the Federal Reserve to ensure that Fund IV and its affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries.

The following is a description of certain terms of the Restricted Stock:

Pursuant to the Company’s 2015 Long-Term Incentive Plan (the “2015 Incentive Plan”) and the Company’s Amended and Restated 2005 Stock Incentive Plan (the “2005 Incentive Plan”) (as applicable), the Company has also granted Advisors IV (on behalf of Mr. Eggemeyer) 8,682 shares of Restricted Stock, of which 7,143 shares have vested.  The remaining 1,539 unvested shares were awarded on May 3, 2016 and are scheduled to vest on May 5, 2017.  Until such shares have vested, the unvested shares of Restricted Stock will be automatically forfeited upon Mr. Eggemeyer’s termination of services with the Company or upon the determination by the 2015 Incentive Plan’s administrator that any other conditions to vesting were not satisfied during the designated vesting period.

CUSIP No. 40075T607	SCHEDULE 13D

The foregoing references to and descriptions of the 2015 Incentive Plan and the 2005 Incentive Plan do not purport to be complete and are subject to, and are qualified in their entirety by reference to the 2015 Incentive Plan and the 2005 Incentive Plan, which are attached hereto as Exhibits 4 and 5, respectively, and incorporated herein by reference.

Item 7.                                                         Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 1

Joint Filing Agreement, dated as of December 5, 2016, by and among Castle Creek Capital Partners IV, LP, Castle Creek Capital IV LLC, John M. Eggemeyer, J. Mikesell Thomas, Mark G. Merlo, and John T. Pietrzak.

Exhibit 2

Amended and Restated Series A Convertible Preferred Stock Transaction Agreement, dated as of August 9, 2011, by and among Guaranty Bancorp, Castle Creek Capital Partners IV, LP and certain other Series A Convertible Preferred Stock Holders (incorporated by reference to Exhibit 2.1 to Guaranty Bancorp’s Current Report on Form 8-K filed on August 11, 2011).

Exhibit 3

Exchange Agreement, dated as of December 2, 2016, by and between Guaranty Bancorp and Castle Creek Capital Partners IV, LP (incorporated by reference to Exhibit 10.1 to Guaranty Bancorp’s Current Report on Form 8-K filed on December 2, 2016).

Exhibit 4	Guaranty Bancorp 2015 Long-Term Incentive Plan (incorporated by reference to Exhibit A to Guaranty Bancorp’s Proxy Statement on Schedule 14A filed March 27, 2015).
Exhibit 5

Guaranty Bancorp Amended and Restated 2005 Stock Incentive Plan (as further amended on October 28, 2008) (incorporated by reference to Exhibit 10.1 to Guaranty Bancorp’s Quarterly Report on Form 10-Q filed on May 15, 2006).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2016

CASTLE CREEK CAPITAL PARTNERS IV, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL IV LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

JOHN M. EGGEMEYER

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer

J. MIKESELL THOMAS

By:	/s/ J. Mikesell Thomas
Name:	J. Mikesell Thomas

MARK G. MERLO

By:	/s/ Mark G. Merlo
Name:	Mark G. Merlo

JOHN T. PIETRZAK

By:	/s/ John T. Pietrzak
Name:	John T. Pietrzak

SIGNATURE PAGE TO SCHEDULE 13D (GUARANTY BANCORP)